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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                        Environmental Power Corporation
                       --------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                       --------------------------------
                        (Title of Class of Securities)

                                 29406-L-10-2
                       --------------------------------
                                (CUSIP Number)

                             Perez C. Ehrich, Esq.
                             Dorsey & Whitney LLP
                                250 Park Avenue
                           New York, New York  10077
                                (212) 415-9200
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 20, 1996
                       --------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

CUSIP No.            29406-L-2                Page 2 of 10     Pages
           -----------------------------      ----------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joseph E. Cresci

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [_]
                                                         (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

          N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States

                         7.  SOLE VOTING POWER
         NUMBER OF               3,687,618
          SHARES
       BENEFICIALLY      8.  SHARED VOTING POWER
         OWNED BY                  59,730
          EACH
        REPORTING        9.  SOLE DISPOSITIVE POWER
         PERSON                   4,687,618
          WITH
                        10.  SHARED DISPOSITIVE POWER
                                    59,730

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,747,348

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          42.86

14.  TYPE OF REPORTING PERSON*

          IN
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                                 SCHEDULE 13D

CUSIP No.            29406-L-2                Page 3 of 10    Pages
           -----------------------------      ---------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James F. Powers, as Voting Trustee

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [_]
                                                       (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

                         7.  SOLE VOTING POWER
         NUMBER OF             1,000,000
          SHARES
       BENEFICIALLY      8.  SHARED VOTING POWER
         OWNED BY                  -0-
          EACH
        REPORTING        9.  SOLE DISPOSITIVE POWER
         PERSON                    -0-
          WITH
                        10.  SHARED DISPOSITIVE POWER
                                   -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.03%

14.  TYPE OF REPORTING PERSON*

           IN
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                                  SCHEDULE 13D

CUSIP No.            29406-L-2                       Page 4 of 10     Pages
           -----------------------------             ----------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Cresci Family Limited Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [_]
                                                       (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          New Hampshire

                     7.   SOLE VOTING POWER
    NUMBER OF                  -0-
    SHARES
   BENEFICIALLY      8.   SHARED VOTING POWER
    OWNED BY                   -0-
    EACH
   REPORTING         9.   SOLE DISPOSITIVE POWER
    PERSON                     1,000,000
    WITH
                    10.   SHARED DISPOSITIVE POWER
                               -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.03%

14.  TYPE OF REPORTING PERSON*

          PN

Item 1.   Security and Issuer:  Common Stock, $.01 par value per share of
          -------------------
          Environmental Power Corporation, a Delaware corporation (the Company"). The address of the Company's principal executive office is 500 Market Street, Suite 1E, Portsmouth, NH 03801.

Item 2.   Identity and Background:
          -----------------------

          (a) The persons (the Reporting Persons") filing this Statement, as amended, are Joseph E. Cresci, James F. Powers, as voting trustee of the Voting Trust (as hereinafter defined), and The Cresci Family Limited Partnership (the Family Partnership").

          (b) Mr. Cresci's business address is Environmental Power Corporation, 500 Market Street, Suite 1E, Portsmouth, NH 03801. Mr. Powers' business address is Seven Essex Green Drive, Peabody, MA 01960. The Family Partnership's business address is P.O. Box 452, 83 Ducks Head, New Castle, New Hampshire 03854.

          (c) Mr. Cresci is Chairman, Chief Executive Officer and Director of Environmental Power Corporation, 500 Market Street, Suite 1E, Portsmouth, NH 03801. The Company's principal business is the development and leasing of electricity generating plants utilizing waste coal incineration as the source of energy. Mr. Powers is a certified public accountant and shareholder in the accounting firm of Mandragouras, Powers & Co., P.C., Seven Essex Green Drive, Peabody, MA 01960. The Family Partnership is a limited partnership of which Mr. Cresci, is his capacity as Trustee of the Joseph E. Cresci Revocable Trust U/T/A dated April 3, 1996 (the JEC Trust") is general partner and members of the Cresci family (including Mr. Cresci) are the limited partners. The business of the Family Partnership is to engage in investment activities.

          (d)  Criminal proceedings - none
          (e)  Civil proceedings - none
          (f) Citizenship - Mr. Cresci and Mr. Powers are United States Citizens. The Family Partnership is a New Hampshire limited partnership.

Item 3.   Source and Amount of Funds or Other Consideration: Not applicable. The
          -------------------------------------------------
          transaction giving rise to the filing of this Amendment did not involve the purchase of Common Stock by the Reporting Persons.

Item 4.   Purpose of Transaction:  On November 20, 1996, Mr. Cresci transferred
          ----------------------
          1,000,000 shares of Common Stock to a voting trust (the Voting Trust") of which Mr. Powers is Voting Trustee. Beneficial interest in the Voting Trust is evidenced by voting trust certificates which were issued in the name of Mr. Cresci, as Trustee of the JEC Trust. Such voting trust certificates were endorsed by Mr. Cresci, as Trustee of the JEC Trust, to the Family


                              Page 5 of 10 pages
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          Partnership, of which Mr. Cresci is the General Partner (in his capacity as Trustee of the JEC Trust) and a limited partners. The transfer of shares of Common Stock to the Voting Trust and transfer of voting trust certificates to the Family Partnership were made for estate planning purposes.

Item 5.   Interest in Securities of the Issuer:
          ------------------------------------

          (a) Mr. Cresci may be deemed to own beneficially 4,747,348 shares of Common Stock as of December 16, 1996, which includes 1,000,000 shares held by the Voting Trust (evidenced by voting trust certificates held by the Family Partnership, of which Mr. Cresci, in his capacity as trustee of the JEC Trust, is the general partner), and 59,730 shares of Common Stock held by the Joseph J. Cresci and Mildred E. Cresci Trust dated December 28, 1978 for the benefit of Mr. Cresci and his issue, of which trust Mr. Cresci is both a trustee and a beneficiary. The 4,747,348 shares beneficially owned by Mr. Cresci do not include the following, as to all of which Mr. Cresci disclaims beneficial ownership: 20,000 shares held by Mr. Cresci's wife; 18,000 shares held by Mr. Cresci's mother, Mildred E. Cresci; 244,896 shares held in trust for the benefit of Mr. Cresci's children; 50,000 shares held by Mr. Cresci's son Gregory J. Cresci; 50,000 shares held by Mr. Cresci's daughter Elizabeth E. Cresci; 5,835 shares held by the Gail Hohweiler 1987 Trust, of which Mildred E. Cresci and Joseph Serafini are the trustees; 23,300 shares held by the Hohweiler Children 1987 Trust, of which Mildred E. Cresci and Joseph Serafini are the trustees; and 5,800 shares held by the George H. Hohweiler 1987 Trust of which Mildred E. Cresci and Joseph Serafini are the trustees.

               Each of Mr. Powers, as Voting Trustee with voting power, and the Family Partnership, with dispositive power, may be deemed to beneficially own the 1,000,000 shares of Common Stock held in the Voting Trust.

               The shares beneficially owned by Mr. Cresci represent 42.86% of the class and the shares beneficially owned by Mr. Powers (as Voting Trustee) and the Family Partnership (as holder of voting trust certificates), which shares are included in Mr. Cresci's ownership figures, represent 9.03% of the class, based on the 11,076,783 shares of Common Stock reported to be outstanding as of November 8, 1996 in the Company's Form 10-Q filed for the period ending September 30, 1996.

          (b)  Number of shares as to which Mr. Cresci has:

               (i) sole power to vote or to direct the vote:  3,687,618

                              Page 6 of 10 pages
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             (ii)  shared power to vote or to direct the vote:  59,730 shares

             (iii) sole power to dispose or to direct the disposition of:
                   4,687,618

             (iv)  shared power to dispose or to direct the disposition of:
                   59,730 shares.

             Number of shares as to which Mr. Powers has:

             (i)   sole power to vote or to direct the vote:  1,000,000

             (ii)  shared power to vote or to direct the vote:  none

             (iii) sole power to dispose or to direct the disposition of:  none

             (iv)  shared power to dispose or to direct the disposition of:
                   none

             Number of shares as to which the Family Partnership has:

             (i)   sole power to vote or to direct the vote:  none

             (ii)  shared power to vote or to direct the vote:  none

             (iii) sole power to dispose or to direct the disposition of:
                   1,000,000

             (iv)  shared power to dispose or to direct the disposition of:
                   none

        (c) As described in Item 4, on November 20, 1996, Mr. Cresci deposited 1,000,000 shares into the Voting Trust in the name of Mr. Cresci, in his capacity as Trustee of the JEC Trust. The voting trust certificates issued to evidence such deposit were transferred by Mr. Cresci, as Trustee of the JEC Trust, to the Family Partnership.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer:
        ------------------------

        Mr. Cresci and Mr. Powers, as Voting Trustee, are parties to a Voting Trust Agreement (the Agreement") filed as an exhibit to this Amendment, pursuant to which Mr. Cresci has deposited 1,000,000 shares into the Voting Trust as Trustee of the JEC Trust. The Agreement provides, among other things, for (i) the deposit of shares into the Voting Trust to be evidenced by voting trust certificates, (ii) the Trustee generally to exercise all stockholders' rights with respect to the deposited shares,
        (iii)

                              Page 7 of 10 pages
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        for, dividends and other distributions (other than of voting securities)
        to be paid by the Trustee to the holders of voting trust certificates and (iv) for a term which ends upon the termination of the Family Partnership (but not later than 21 years after the death of the last to die of a group consisting of Mr. Cresci and all his descendants living at the date of his death).

Item 7. Material to be Filed as Exhibits:
        --------------------------------

        1.   Voting Trust Agreement dated as of November 19, 1996 between Joseph
             E. Cresci and James F. Powers.

        2. Agreement of the Reporting Persons relating to the filing of this Amendment to Schedule 13D.


                              Page 8 of 10 pages
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                                   SIGNATURE
                                   ---------


          After reasonable inquiry to and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.

                                    December 16, 1996
                                    -----------------------------------
                                    Date


                                    /s/ Joseph E. Cresci
                                    -----------------------------------
                                    Joseph E. Cresci


                                    /s/ James F. Powers
                                    -----------------------------------
                                    James F. Powers, as Trustee


                                    The Cresci Family Limited
                                      Partnership


                                    By:/s/ Joseph E. Cresci
                                       --------------------------------
                                       Joseph E. Cresci, Trustee of the
                                       Joseph  E. Cresci Revocable
                                       Trust U/T/A dated April 3, 1996,
                                       General Partner

                              Page 9 of 10 pages
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                                List of Exhibits
                                ----------------



          1. Voting Trust Agreement dated as of November 19, 1996 between Joseph E. Cresci and James F. Powers.

          2. Agreement of the Reporting Persons relating to the filing of this Amendment to Schedule 13D.

                              Page 10 of 10 pages